

October 7, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Thomas D. Williams, Esq.
Vice President, Secretary and General Counsel
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075

      Re: **Perot Systems Corporation**
               Schedule 14D-9 filed October 2, 2009
               File No. 005-53493

Dear Mr. Williams:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Background of the Transaction, page 12

1.   We note disclosure of the independent directors' discussions on September 20, 2009 regarding Dell Inc.'s intentions to appoint Perot Systems' Chairman of the Board to Dell's Board of Directors. Please provide further detail of any and all discussions held between the parties regarding the appointment of Ross Perot, Ross Perot Jr. and/or any other director of Perot Systems Corporation who may have been identified as a possible nominee to the Dell Board. Please disclose when such discussions first occurred and the

parties involved in such discussions. Refer to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) or Regulation M-A.

Reasons for the Recommendation of the Board of Directors, page 17

2.   Please supplement the disclosure in the first bullet point under the favorable factors considered to describe the principal aspects of the five year plan and the risks associated therewith to provide further context to the conclusion you make regarding the relative degree of risk associated with pursuit of the plan versus acceptance of the offer. Similarly, in the last bullet point, please explain how the impact of the offer and merger on Perot Systems' associates factored into the Board's recommendation decision.

Closing Information

        As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3737. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: John Martin, Esq.
       Baker Botts LLP
       (214) 661-4757